ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

July 19, 2022

Mr. Tim Worthington

SEC Boston Regional Office

33 Arch Street, 24th Floor

Boston, MA 02110

Re:	Primark Private Equity Investments Fund (File Nos. 333-239577 and 811-23583) (the “Fund”)

Dear Mr. Worthington:

I am writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided on July 13, 2022 in connection with the registration statement on Form N-2, filed with the Commission pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “Securities Act”), on May 27, 2022 (the “PEA”). Your comments are summarized below, followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the PEA. The Registrant intends to file a future post-effective amendment pursuant to Rule 486(b) under the Securities Act (the “Future Amendment”) to: (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; (iii) include financial information; and (iii) file exhibits to the registration statement.

1.	Comment. In reference to the second paragraph on page ii of the Fund’s prospectus, the staff requests that “Private Credit Instruments” and “Private Equity Investments” be defined in the disclosure.

Response. The referenced disclosure has been revised as marked below:

Under normal market conditions, the Fund will invest at least 80% of its net assets, plus any borrowing for investment purposes, in private equity investments, including:(i) investments in the equity of private operating companies (“Portfolio Companies”); (ii) primary and secondary investments in private equity funds managed by third-party managers (such funds, “Portfolio Funds” and the managers to such funds, “Portfolio Fund Managers”); and (iii) investments in publicly listed companies that pursue the business of private equity investing, including listed private equity companies, listed funds of funds, business development companies (“BDC”), special purpose acquisition companies (“SPAC”), alternative asset managers, holding companies, investment trusts, closed-end funds, financial institutions and other vehicles whose primary purpose is to invest in, lend capital to or provide services to privately held companies (together with Portfolio Companies and Portfolio Funds, “Private Equity Investments”). The Fund will also invest in short-term investments, including money market funds, short-term treasuries and other liquid investment vehicles (“Short-Term Investments”). The Fund may also invest in private credit instruments of companies (including, senior, subordinated, second lien, mezzanine, bonds or collateralized loans) in an amount not to exceed 20% of its net assets at the time of investment (“Private Credit Instruments,” and together with Short-Term Investment and Private Equity Investments, “Fund Investments”). Investments in Private Credit Instruments and Private Equity Investments may include investments in distressed companies. The Fund will seek to allocate portfolio company exposure across multiple industry sectors, geographies, size, private equity sponsor and “vintage year” (i.e., the year in which a private equity fund begins investing). The Fund aims to achieve a stable return profile with low to moderate volatility.

2.	Comment. Please supplementally explain why the Fund is not currently offering Class II shares of the Fund.

Response. Class II shares are expected to be offered through independent broker-dealers. This distribution channel generally requires a potential fund investment to have at least $100 million in assets under management and a significant performance track record prior to being eligible for investment on behalf of their clients. The Fund commenced operations in August 2020 and expects to offer Class II shares in the future as assets increase and a longer performance track record is established.

3.	Comment. Under the section titled “Investment objective and strategies,” of the Fund’s Summary section of the prospectus, it states that “[a]sset allocation and investment selection are guided by the global rigorous investment analysis of Meketa Investment Group, Inc. (the “Sub-Adviser”), which takes into account changes in the market environment.” Please clarify what changes in the market guide the Sub-Adviser and how such changes will guide its asset allocation process.

Response. The Fund believes that the Staff’s comments are addressed in the following disclosure under the section titled “Investment Process Overview” of the prospectus and respectfully declines to add additional disclosure regarding the Sub-Adviser’s investment process in the Summary section.

Rigorous investment analysis

The second step of the investment process is to analyze changing market conditions and their effect on the relative attractiveness of different segments within the overall private equity market. This rigorous investment analysis is based on general economic developments, such as business cycles, credit spreads, equity multiples, IPO opportunities, deregulation,

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and changes in tax or securities law. In addition, variables specific to particular industry sectors and the overall private equity market are typically evaluated. Based on the outcome of this review, the Sub-Adviser will attempt to identify the market segments that it believes offer the most attractive investment opportunities at the relevant time.

The Sub-Adviser’s investment analysis is intended to serve as a guide for tactical capital allocation decisions within the framework of the portfolio plan. Due to the long-term nature of private equity investments, it is generally not practical to dramatically re-allocate a portfolio over a short period of time. Accordingly, the actual allocation of Fund Investments may deviate significantly from the general relative value views of the Sub-Adviser at a particular point in time.

4.	Comment. The Staff requests that the “Risk Factors” section of the Fund’s Summary be revised to include disclosure as to the risks identified.

Response. The requested change will be made in the Future Amendment.

5.	Comment. Under the section titled “Use of Proceeds” of the Fund’s prospectus, it states that “[i]t is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds in accordance with its investment objective and strategies as soon as practicable after receipt of the proceeds, first in more liquid publicly traded securities and short-term investments, then in privately offered securities (including Portfolio Companies and Portfolio Funds) as they become available to the Fund, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objectives and strategies, and except to the extent proceeds are held in cash to pay dividends and operating expenses, satisfy repurchase offers or for temporary defensive purposes.” Please disclose the length of time it is expected to fully invest net proceeds in accordance with the Find’s objectives and strategies, the reasons for any delay in investing net proceeds and, if applicable, the consequences of any delay.

Response. The Registrant respectfully declines to state the length of time for net proceeds to be fully invested because such timing is variable based on the availability of investments and other considerations such as tax implications for investors.

The Registrant believes the following disclosure in the “Use of Proceeds Section” otherwise addresses the Staff’s comments.

Delays in investing the Fund’s assets may occur (i) because of the time typically required to complete private equity transactions (which may be considerable), (ii) because certain Portfolio Funds selected by the Sub-Adviser may provide infrequent opportunities to purchase their securities,

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and/or (iii) because of the time required for Portfolio Fund Managers to invest the amounts committed by the Fund.

A portion of the amount of proceeds of the offering of Shares or any other available funds may be invested in short-term debt securities or money market funds pending investment pursuant to the Fund’s investment objective and strategies. In addition, subject to applicable law, the Fund may maintain a portion of its assets in cash or such short-term securities or money market funds to meet operational needs, for temporary defensive purposes, or to maintain liquidity. The Fund maybe prevented from achieving its objective during any period in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.

6.	Comment. Under the section titled “Management of the Fund – The Sub-Adviser” please provide a description of the services provided by the subadviser.

Response. The following disclosure has been added to the section titled “Management of the Fund – The Sub-Adviser.”

As Sub-Adviser, Meketa Investment Group manages the investment and reinvestment of the assets of the Fund in conformity with the investment objective, policies and restrictions of the Fund.

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols, Esq.

cc:	Michael Bell, Primark Advisors LLC Gregory C. Davis, Ropes & Gray LLP

Paulita A. Pike, Ropes & Gray LLP

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